Room 4561
Via fax (781) 565-5565

February 26, 2009

Paul A. Ricci
Chairman of the Board and CEO
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re:** **Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 3008**
> **Filed December 1, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 2, 2009**
> **Form 8-K Filed February 9, 2009**
> **File no. 0-27038**

Dear Mr. Ricci:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 1. Business

Research and Development/Intellectual Property, page 4

1.   You state that your technologies are covered by more than 650 issued patents and 680 patent applications and that your intellectual property is critical to your

success, competitive position and market value. Please tell us whether you are significantly dependent on one or more of the patents you reference. If so, you should specifically discuss the importance and the duration of those patents. See Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

2.   Your Overview section could be enhanced by identifying the factors that Nuance's executives focus on in evaluating financial condition and operating performance. Refer to Release No. 33-8350.

Results of Operations, page 23

3.   Your revenue for fiscal year 2008 increased by approximately 44% percent compared to fiscal year 2007, but you provide a limited explanation for the 46% increase in Enterprise revenue, 189% increase in Mobile revenue and 24% increase in Healthcare and Dictation revenue. Instruction 4 to Item 303(a) of Regulation S-K requires a discussion of the causes of material changes from year-to-year in financial statement line items to the extent necessary to an understanding of the businesses as a whole. Please consider the applicability of this principle in future filings.

4.   You should quantify the extent to which your acquisitions affect revenues. An analysis of changes in line items is required where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue. Refer to Release No. 34-6835.

Liquidity and Capital Resources, page 34

5.   We note that the Company's Expanded 2006 Credit Facility contains covenants, including, among other things, covenants that restrict your ability to incur additional indebtedness, create or permit liens on assets, enter into a sale-leaseback transaction, make loans or investments, sell assets, or make certain acquisition. Please tell us your consideration to include a discussion of the consequences these covenants may have on your future operations (i.e. you ability to acquire additional companies). Also, consider disclosing the specific terms of your debt covenants such as significant required ratios as compared to the actual ratios for each reporting date. We refer you to Sections I.D and IV.C of Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 51

6.   We note from your statement of cash flow that you have restricted cash for each
        period presented. Please tell us the nature and terms of your restricted cash
        balances. Also, tell us the amount of restricted cash for each period presented and
        where you reflected such amounts in the consolidated balance sheets. Further, tell
        us how you considered Rule 5-02.1 of Regulation S-X to provide separate
        disclosures of cash and cash items, which are restricted as to withdrawal or usage
        and to include a description of such restrictions in the notes to the financial
        statements.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 56

7.   We note that certain distributors and resellers are granted return rights for as long
        as they hold the inventory and accordingly, the Company is unable to estimate
        historical returns and therefore, revenue is recognized when the products are sold
        through to the end-users. Please tell us the amount of inventory held at
        distributors and resellers for each period presented and tell us how you account
        for such inventory upon delivery to the resellers and distributors. Please provide
        the accounting guidance considered in your accounting for such transactions and
        your classification of such inventory.

8.   We further note that the Company records an allowance against accounts
        receivable and reduces revenue for all inventories subject to return based upon the
        ending product balance held by the distributors or resellers at the end of each
        period. Please explain further why you establish reserves for sales returns from
        distributors when revenue is recognized on a sell-through basis. In this regard, it
        is not clear how you reduce revenue for estimated returns of inventory held at
        distributors when revenue has not yet been recognized on such inventory. Please
        explain further and tell us the specific accounting guidance you are relying upon.
        Also, provide the accounting entries recorded at (a) the time inventory is shipped
        to the distributor, (b) at the point you establish the allowance for estimated
        returns, and (c) at the time products are sold through to the end-user.

Goodwill, Intangible Assets and Impairment Assessments, page 58

9.   We note from your disclosures on page 43 that the Company has determined that
        you operate in one reporting unit for purposes of evaluating your goodwill for

potential impairment. Please explain further how you made this determination within the guidance of paragraphs 30 – 35 of SFAS 142. In your response, specifically address how you considered each of your core markets (Enterprise, Mobile, Healthcare and Dictation and Imaging) and why you believe they do not meet the requirements of reporting units pursuant to SFAS 142.

Note 3. Business Acquisitions

Acquisition of eScription, page 68

10.   We note that the Company may elect to treat the eScription acquisition as an asset purchase under provisions contained in the Internal Revenue Code and if this election is made, an additional cash payment of $21.5 million will be recorded as additional purchase consideration and allocated to goodwill. We further note from the disclosures in Note 6 of the December 31, 2008 Form 10-Q that the Company has, in fact, elected to treat the eScription acquisition as an asset purchase. Please explain the specific provisions of the IRS Code that allow for this election and tell us why the Company is required to make the additional cash payment of $21.5 million. Tell us the specific date on which you made this election and tell us how the timing of such election impacted your accounting for the tax benefit recorded in fiscal 2008 related to the Massachusetts tax law change and the subsequent reversal in the following reporting period.

Note 5. Goodwill and Intangible Assets, page 81

11.   We note that you recorded $27.8 million as "tradename, indefinite life." Please tell us which tradename(s) you consider to have indefinite useful lives and tell us how you considered the guidance in paragraph 11 of SFAS 142 in making this determination. Please describe the specific factors considered in determining that there is not a foreseeable limit on the period of time over which this tradename is expected to contribute to the cash flows of the reporting entity.

Note 20. Income Taxes, page 106

12.   We note from your disclosures on page 108 that during fiscal 2008 the Company decreased your deferred tax valuation allowance, in part, by $115.0 million with an offsetting reduction to goodwill. Please explain further the basis for this adjustment. Also, please tell us how you reflected this adjustment in your goodwill reconciliation in Note 5. In this regard, it appears that the only adjustments to goodwill related to your purchase business combinations was $16.6 million for the utilization of acquired deferred tax assets.

Note 21. Segment and Geographic Information and Significant Customers, page 109

13.   We note that the Company has four groups that oversee the core markets where the Company conducts its business (i.e. Enterprise, Mobile, Healthcare and Dictation and Imagining) and that each group has a president who has direct responsibility and oversight relating to product management, marketing and planning. We further note that the "primary" information used by the chief operating decision maker to manage the business are revenues by market, consolidated gross margins and consolidated operating margins. Please explain further how the Company has determined that it has one operating segment pursuant to paragraph 10 of SFAS 131. In this regard, tell us what additional information the CODM regularly receives with regards to each group. If the groups provide information beyond revenue data, then please explain further why this information is not considered useful to managing your business and allocating resources. In addition, tell us how the revenue data by market is used in this capacity. Please provide copies of the monthly reports provided to your CODM by each group.

Definitive Proxy Statement

Related Party Transactions, page 26

14.   We refer you to comment 2 of our letter dated January 31, 2008, in which we noted that we were unable to locate the information required by Item 404(b) of Regulation S-K. In your response to that comment, you stated that your future filings on Form 10-K would describe your policies for reviewing and approving related party transactions and that you would also include this information in your Definitive Proxy Statement relating to your 2008 annual shareholder meeting. Although you have provided a cross-reference to your audit committee charter, future filings should include a more complete description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. Please confirm that future filings will contain this required information. Refer to Item 404(b) of Regulation S-K.

15.   You disclose that you entered into a stock and warrant purchase agreement with Warburg Pincus on April 7, 2008 and an amended and restated stockholders agreement with Warburg Pincus on May 20, 2008, but we cannot locate these agreements on your exhibit list. Please advise.

Compensation Discussion & Analysis, page 28

General

16.   Your compensation discussion and analysis should provide an expanded analysis
        of the elements and levels of compensation paid to the named executive officers.
        Throughout your compensation discussion and analysis, and as to each
        compensation element, you should provide an analysis of how you arrived at and
        why you paid each particular level and form of compensation for 2008. Provide a
        complete qualitative and quantitative description of the specific levels of
        achievement of each named executive officer relative to their individual targets as
        well as any additional information pertaining to each individual's performance
        that the compensation committee considered in determining specific payout
        levels. See Item 402(b)(1)(v) of Regulation S-K.

17.   We note that your Bonus Program payments are based upon the achievement of
        financial targets, but that the Committee has the discretion to increase or decrease
        payments in the event Nuance under or overachieves these targets. Please
        consider providing more detail of the circumstances under which the discretion
        would be used, and whether discretion was applied in determining compensation
        for the fiscal year to which the report relates.

Form 8-K Filed February 9, 2009

18.   We believe the non-GAAP operating statement columnar format appearing in the
        Forms 8-K filed December 1, 2008 (Exhibit 99.1) and February 9, 2009 (Exhibit
        99.2) may create the unwarranted impression to investors that the non-GAAP
        operating statement has been prepared under an other comprehensive set of
        accounting rules or principles while also conveying undue prominence to a
        statement based on non-GAAP measures. In addition, Section II.A.2 of SEC
        Release 33-8176 defines non-GAAP measures and does not contemplate
        including non-GAAP financial statements as a "measure." Please remove that
        presentation, or explain to us in reasonable detail why its retention is justified in
        light of these concerns. As a substitute for this presentation format, you may
        consider presenting only individual non-GAAP measures (i.e., line items,
        subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation G
        or the Division of Corporation Finance's Frequently Asked Questions Regarding
        Use of Non-GAAP Financial Measures, Question 8.

19.   We note that non-GAAP revenues include revenue that the Company would have
        otherwise recognized had you not acquired intellectual property and other assets
        from the same customer. Please explain further what you mean by this statement

and why you believe it is appropriate to include such amounts in non-GAAP revenues.

20.   We also note your use of non-GAAP measures excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your business. For example, it is unclear why acquisition-related transition and integration costs; costs associated with the investigation of the financial results of acquired entities; and post-closing legal and other professional services for matters associated with acquisitions; is not relevant to investors considering the numerous acquisitions over the past several years appear to be essential to the Company's growth and performance. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

21.   We further note, that in addition to the above-mentioned non-GAAP revenue adjustments, the Company's non-GAAP net income also includes an adjustment to add back deferred revenues that were written down as a result of purchase business combinations while also deducting expenses incurred from such acquisitions. This appears to result in a non-GAAP net income figure that

Paul A. Ricci
Nuance Communications, Inc.
February 26, 2009
Page 8

includes revenue adjustments aimed at comparing future post-acquisition periods and expense adjustments aimed at comparing historical periods, the combination of which produces a non-GAAP net income result that may not be representative of historical Company performance. Please explain, in detail, how the Company uses this non-GAAP information in conducting and evaluating your business and why the Company believes this information is useful to investors. In addition, please provide the material limitations associated with using such non-GAAP financial measures, particularly considering the nature of the adjustments included within non-GAAP net income. Please provide supplemental disclosures that you intend to include in your future Forms 8-K to address these issues pursuant to Item 10(e) of Regulation S-K and Item 100(b) of Regulation G.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 and David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief